Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (the “Corporation”)

2015 Peel Street

11th Floor

Montréal, Québec

Canada H3A 1T8

ITEM 2 - DATE OF MATERIAL CHANGE

December 1, 2022.

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued by the Corporation on December 1, 2022 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar as an attachment to a Form 6-K dated December 2, 2022.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On December 1, 2022, the Corporation announced that it decided to pause the enrollment of patients in its Phase 1 clinical trial of TH1902, the Corporation’s lead investigational peptide drug conjugate (“PDC”) for the treatment of sortilin-expressing cancers. The Corporation also announced that it planned on submitting an amendment to its protocol to the U.S. Food and Drug Administration (“FDA”) for approval.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

On December 1, 2022, the Corporation announced that it decided to pause the enrollment of patients in its Phase 1 clinical trial of TH1902, the Corporation’s lead investigational PDC for the treatment of sortilin-expressing cancers. The Corporation also announced that it planned on submitting an amendment to its protocol to the FDA for approval.

The Corporation voluntarily made the decision to pause enrollment and revisit the study design after consulting with its investigators. Efficacy results observed thus far were not convincing enough to pursue enrolling patients and did not outweigh the adverse events seen in some patients. As previously reported, these adverse events consist mainly of neuropathy and eye toxicity.

The current intent for the protocol amendment is to modify the dosage regimen to optimize the delivery of TH1902, with lower doses at more frequent intervals. The Corporation continues to investigate the results obtained thus far in the Phase 1 clinical trial.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, General Counsel and Corporate Secretary of the Corporation at (438) 315-6607.

ITEM 9 - DATE OF REPORT

December 12, 2022.